May 12, 2009

Mail Stop 4561

Mr. William F. Falger
President & Chief Executive Officer
CNB Financial Corporation
1 South Second Street
P.O. Box 42
Clearfield, Pennsylvania 16830

Re: **CNB Financial Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed March 14, 2008
        Form 10-K for Fiscal Year Ended December 31, 2008
        Filed March 13, 2009
        Forms 10-Q for Fiscal Quarter Ended March 31, 2008,
        June 30, 2008, September 30, 2008, and March 31, 2009
        File Number: 000-13396

Dear Mr. Falger:

        We have reviewed your response to our comment letter dated March 3, 2009 and
have the following comments.

Form 10-Q, filed November 7, 2008

1. We note your response to comment two to our letter dated March 3, 2009 where
    you indicate that you continue to believe that the security was not other-than-
    temporarily impaired as of September 30, 2008. We note that you account for this
    security pursuant to EITF 99-20, and it is unclear to us how you reached a
    conclusion that there was not an adverse change in cash flows, considering both
    the timing of the cash flows and the amount of cash flows, as discussed in par. 12
    of EITF 99-20 from the original purchase of the security to the cash flows
    estimated as of September 30, 2008. In this regard, we note that you determined
    the security's fair value was 85% below cost as of this date, and as of December

31, 2008, you determined the security was worthless and you wrote the entire balance down to zero. Please respond to the following:

- We note in your response that the most significant reasons for the unrealized loss position of the US Capital Funding VI security at June 30, 2008 and September 30, 2008 were the liquidity disruptions within the credit markets and the generally stressed condition within the financial services industry. However, please explain why you believe this was solely the explanation for the decrease in fair value, when your other structured pooled trust preferred securities have not declined anywhere near as severely as of those dates.

- Please tell us whether you calculated an implied market yield for the US Capital Funding VI security at June 30, 2008 and September 30, 2008 based on the expected cash flows assuming purchase at current fair value and the results of that analysis. In this regard, we note that if the implied market yield was significantly in excess of other securities with similar remaining durations, it may be indicative of credit concerns of the security.

- Please tell us whether you reconciled the estimated cash flows and the current fair value of the security to understand the significant differences between the two measures, and if so, the results of your analysis.

- Tell us whether contractually interest accrues on the deferred cash flows of the security, and at what rate any interest accrues.

- Tell us the discount rate used to calculate the present value of the cash flows of the US Capital Funding VI security at June 30, 2008 and September 30, 2008.

2. We note your response to comment three to our letter dated March 3, 2009 where you discuss the increase in fair value of the MM Community Funding II security from September 30, 2008 to December 31, 2008. Your response indicates that the difference in fair value is due to the different valuation methodologies used at September 30, 2008 and December 31, 2008, due to the engagement of Stern Agee as of December 31, 2008. Your response indicates that prior to the engagement of Sterne Agee, your investment custodian provided the fair value based on their proprietary debt security modeling platform. Your response also indicates the reasons why the valuation performed by Sterne Agee resulted in a higher fair value, including the fact that the Class B notes held by the Company have seniority with respect to principal and interest due to a large amount of issuer prepayments, and the fact that these securities were issued prior to the boom in trust preferred security issuances, and therefore had a higher spread. We note that neither of these two explanations would explain a change in fair value from September 30, 2008 to December 31, 2008, as all of these facts would have been true and knowable about the security at each valuation date. As a result, it

would not appear appropriate to have a fair value of the security of $433,000 at September 30, 2008 (amortized cost of $1.24 million) and a fair value of $1.26 million as of December 31, 2008. Please provide additional information supporting the fair value of the MM Community Funding II security at each of these two dates, and how you believe that methodology complies with SFAS 157's definition of fair value, or tell us which fair value determination you believe was in error. If you believe that one of the two fair value determinations is in error, please provide a materiality analysis supporting you conclusion on the materiality of the error.

Form 10-Q, filed May 8, 2009

3. We note your disclosure that as of March 31, 2009, three structured pooled trust preferred securities rated Ca by Moody's with a fair value of approximately 17% of amortized cost are not impaired based on the present value of the projected cash flows. We note that this credit rating is the second lowest rating that is issued by the credit rating agency and that the fair value of these securities appears to have declined significantly since December 31, 2008, where these securities were already significantly underwater by approximately 70%.   Based on the fact that you are testing these securities for impairment under FSP EITF 99-20-1, it is unclear to us how you concluded that there was not an adverse change in cash flows, considering both the timing of the cash flows and the amount of cash flows, as discussed in par. 12 of FSP EITF 99-20-1 from the original purchase of the security to the cash flows estimated as of December 31, 2008 and March 31, 2009. Please respond to the following:

- We note your disclosure indicates that the credit rating agency has downgraded the ratings of the securities since they were purchased by the Company due to liquidity disruptions in the credit markets and generally stressed conditions with financial services. However, not all of the pooled trust preferred securities have been downgraded as significantly as these securities in particular.   Furthermore, we note that not all pooled trust preferred securities have decreased in fair value as significantly as these securities. Thus, tell us how you took into consideration this information in concluding that there was not an adverse change in cash flows.

- Tell us how you took into consideration the guidance in paragraph 13A and 13B of FSP EITF 99-20-1, which indicates that it is inappropriate to automatically conclude that a security is not other-than-temporarily impaired simply because all of the scheduled payments to date have been received. The guidance notes that further analysis needs to be performed, and that companies should consider analyst reports and forecasts, sector credit ratings and other relevant market data to assess collectability of the security.

- Please tell us whether you calculated an implied market yield for these securities as of December 31, 2008 and March 31, 2009 based on the expected cash flows assuming purchase at current fair value and the results of that analysis. In this regard, we note that if the implied market yield was significantly in excess of other securities with similar remaining durations, it may be indicative of credit concerns of the security.

- Please tell us whether you reconciled the estimated cash flows and the current fair value of the security to understand the significant differences between the two measures, and if so, the results of your analysis.

- Tell us whether contractually interest accrues on the deferred cash flows of the security, and at what rate any interest accrues.

- Tell us the discount rate used to calculate the present value of the cash flows of these securities as of December 31, 2008 and March 31, 2009.

4. We note your disclosure that you sold $2.0 million of corporate debt securities during the first quarter of 2009 due to the determination by management that they represented a potential credit risk to the Company. We also note that as of December 31, 2008, you asserted that you had the intent and ability to hold the security until recovery. Please tell us all of the specific factors that changed during the first quarter of 2009 that resulted in your decision to sell the securities during the first quarter. As part of your response, please ensure you discuss the date management decided to sell the securities and the credit ratings of the securities as of December 31, 2008 and at the time of sale.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant